Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Six Months Ended June 30,
	2008	2007

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(474)	$(581)
Fixed Charges	917	910

Total Earnings	$443	$329

Fixed Charges
Interest Expense	$898	$893
Amortization of Debt Costs	15	13
Interest Element of Rentals	4	4

Total Fixed Charges	$917	$910

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the six months ended June 30, 2008 and 2007 were insufficient to cover fixed charges by $474 million and $581 million, respectively. As a result of such deficiencies, the ratios are not presented above.